Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                                  May 11, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



        Re:                        FT 8713
                  Merrill 2020 Quality Opportunities Portfolio
                                 (the "Trust")
                      CIK No. 1803645 File No. 333-237602
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your additional comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General
-------

      1. PLEASE CLARIFY THAT UNITS ARE FOR SALE ONLY TO MERRILL LYNCH ("MERRILL") CUSTOMERS.

      Response: Pursuant to the Staff's request, the following disclosure will be added to the end of the first paragraph under the section entitled "The FT Series Defined:" Units are available exclusively through Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Portfolio
---------

      2. PLEASE PROVIDE MORE INFORMATION ON HOW SECURITIES ARE SELECTED FOR THE TRUST.

      Response: Pursuant to the Staff's request, the first paragraph of the section entitled "Portfolio Selection Process" will be replaced with the following:

            The stocks included in the portfolio were selected by First Trust, the Sponsor of the Trust, from a universe of stocks included in a research report published by BofA Global Research on March 23, 2020. The stocks included in the report are considered by BofA Global Research to be likely to fare better in a recessionary environment and in a volatile market. The report includes stocks that BofA Global Research believes could benefit from social distancing measures currently underway or stocks with an outlook that does not materially rely on China's demand or supply. In generating the final list of stocks included in the report, BofA Global Research analysts explored the ramifications of travel bans, as well as broader "stay at home" mandates, and highlighted areas which might endure balance sheet stress in case of prolonged travel restrictions. BofA Global Research publishes its research report without regard to the Trust or its Unit holders. BofA Global Research has no obligation or liability in connection with the investment decisions made by the Sponsor of the Trust in connection with the Trust.

            In determining the final portfolio for the Trust, the Sponsor reviewed each stock included in the report to determine if it can support the buying and selling of the anticipated number of shares on any given day to meet the Trust's purchases and/or redemption requirements. The Sponsor looked at the size of the market as well as the volume of trading that occurs in each stock on a daily basis. The Sponsor also made sure each stock being considered is suitable to be included in a unit investment trust. The selected stocks come from various market sectors and market capitalizations and might not include every stock included in the research report.

      3. PLEASE TAILOR THE DISCLOSURE IN THE LAST PARAGRAPH OF THE SECTION ENTITLED "PORTFOLIO SELECTION PROCESS," TO THIS PARTICULAR TRUST AND ITS INVESTMENTS.

      Response: The second and third paragraphs in the section entitled "Portfolio Selection Process" will be removed from the prospectus. Additionally, once the Trust's final portfolio is determined, any significant exposure to companies in a specific market capitalization range (e.g., large-cap companies) will be disclosed and the relevant risk disclosure will be included in the prospectus.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                        Very truly yours,

                                                        CHAPMAN AND CUTLER LLP


                                                        By /s/ Daniel J. Fallon
                                                        ________________________
                                                           Daniel J. Fallon